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                               October 14, 2020

       Andy Chang Liu
       Chief Executive Officer
       17 Education & Technology Group Inc.
       16/F, Block B, Wangjing Greenland Center
       Chaoyang District, Beijing 100102
       People   s Republic of China

                                                        Re: 17 Education &
Technology Group Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
16, 2020
                                                            CIK No. 0001821468

       Dear Mr. Liu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted September 16, 2020

       Prospectus Summary, page 1

   1. Please disclose the percentage of your total revenues that comes from your online K-12 large-class
after-school tutoring services. Please clearly state that you do not charge for the in-school classroom
solutions.
   2. We note your statement that you capture "approximately 55% of the K-12 schools using smart in-school
classroom solutions in China in the first half of 2020." If known, please tell us whether such
K-12 schools engage more than one education technology service provider. We also note
that 88% of your smart in-school classroom solution MAUs are in
 Andy Chang Liu
17 Education & Technology Group Inc.
October 14, 2020
Page 2
         primary school. Please provide a breakdown of the percentages that you capture in primary, middle, and high schools for your in-school classroom solutions. Please include similar disclosure in your Business section.
3. We note your statement that "you became a top five online K-12 large-class after-school tutoring service provider in China in terms of both paid course enrollments and gross billings in 2019 and the first half of 2020." We also note that over 70% of your paid course enrollments in 2019 were from primary school students. Please provide a breakdown of the percentages of your paid course enrollments attributable to middle and high school students for each of the 2019 and the first half of 2020.
4. We note your statement that you have a "massive" content library. Please provide additional information to quantify the size of your content library.
5. We note your statements on page 4 regarding expected growth for after-school tutoring.
         Please revise to provide a source for the information or, if true, state that these are management's expectations.
Risk Factors
If we are not able to continue to cooperate..., page 21

6. We note that you rely on one third-party service provider to recruit, train and manage your tutors. Please file your agreement with the third-party service provider, or, in the alternative, please tell us why you are not required to do so. Management's Discussion and Analysis
Results of Operations, page 97

7. Please include, to the extent practicable, the impact that COVID-19 had on your results of operations. Refer to CF Disclosure Guidance: Topic No. 9. Please also address whether the increase in paid course enrollments in the six months ended June 30, 2020 was due to
         COVID-19, and whether you expect this increase to continue in future periods.
Industry, page 116

8.     We note that the disclosure as well as the graphs depicted in this section indicate that the
FirstName LastNameAndy Chang Liu
       growth trends that were created during the COVID-19 pandemic are expected to continue
Comapany
       into Name17   Educationperiod.
            the post-pandemic   & Technology    Group Inc.
                                        Please provide a basis for these
assumptions and, to the
Octoberextent accurate,
         14, 2020 Page revise
                        2     to state that these assumptions are your beliefs.
FirstName LastName
 Andy Chang Liu
FirstName LastNameAndy
17 Education & TechnologyChang
                          GroupLiu
                               Inc.
Comapany
October 14,Name17
            2020 Education & Technology Group Inc.
October
Page 3 14, 2020 Page 3
FirstName LastName
       You may contact Scott Stringer at (202) 551-3272 or Jim Allegretto at
(202) 551-3849 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Z. Julie Gao